UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, P.R. China 200120
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED

(Registrant)

Date:   October 1, 2018

By:	/s/ Erxin Zeng
	Name:	Erxin Zeng
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 28, 2018

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